ITERUM THERAPEUTICS PLC

Fitzwilliam Court, 1st Floor

Leeson Close,

Dublin 2

Ireland

October 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Iterum Therapeutics plc

Registration Statement on Form S-3

File No. 333-267795

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Iterum Therapeutics plc (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-267795), so that it may become effective at 4:30 p.m. Eastern time on October 17, 2022, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

ITERUM THERAPEUTICS PLC

By: /s/ Judith M. Matthews

Name: Judith M. Matthews

Title: Chief Financial Officer

cc: Brian Johnson, Wilmer Cutler Pickering Hale and Dorr LLP